Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-178960

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Market Plus Notes linked to the performance of the shares of the Energy Select Sector SPDR® Fund due March 26, 2014	$168,000.00	$19.25
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 11, 2012 and Product Supplement dated September 5, 2012)

UBS AG $168,000 Market Plus Notes

Linked to the performance of the shares of the Energy Select Sector SPDR® Fund due March 26, 2014

Investment Description

UBS AG Market Plus Notes (the “Notes”) are unsubordinated and unsecured debt securities issued by UBS AG (“UBS” or the “Issuer”) linked to the performance of the shares of The Energy Select Sector SPDR® Fund (the “underlying equity”). The amount you receive at maturity is based on the return of the underlying equity and on whether the closing price is below the initial price by more than the knock-out buffer amount on any trading day during the monitoring period (a “knock-out event”). If the closing price is not below the initial price by more than the knock-out buffer amount on any trading day during the monitoring period, you will receive, at maturity, a return on your investment equal to the greater of the 0.50% contingent minimum return and the underlying return. If the closing price is below the initial price by more than the knock-out buffer amount on any trading day during the monitoring period, you will receive, at maturity, a return on your investment equal to the underlying return. In such case, your Notes will be fully exposed to the decline in the price of the underlying equity, and you may lose some or all of your investment. You will not receive interest during the term of the Notes. Investing in the Notes involves significant risks. You may lose some or all of your principal amount. The contingent minimum return feature applies only if you hold the Notes to maturity. Any payment on the Notes is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations you may not receive any amounts owed to you under the Notes and you could lose your entire principal amount.

Features
☐	Contingent Minimum Return With Participation in the Positive Performance of the Underlying Equity: At maturity, UBS will pay you the principal amount of the Notes plus a minimum return of 0.50% as long as a knock-out event does not occur during the monitoring period. The Notes provide for the participation in any positive performance of the underlying equity above the 0.50% contingent minimum return. If a knock-out event occurs during the monitoring period, you will be fully exposed to the negative performance of the underlying equity.
☐	Contingent Repayment of Principal: The contingent minimum return feature also provides for the contingent repayment of your principal at maturity. If you hold the Notes to maturity and a knock-out event does not occur during the monitoring period, UBS will pay you at least your principal amount plus the contingent minimum return. If a knock-out event does occur, your investment will be fully exposed to any negative underlying return and, in that case, UBS will pay less than your principal amount, if anything, resulting in a loss proportionate to the negative underlying return. The contingent repayment of principal applies only if you hold the Notes to maturity. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS.

Key Dates

Trade Date	September 21, 2012
Settlement Date	September 26, 2012
Observation Date*	March 21, 2014
Maturity Date*	March 26, 2014
*	Subject to postponement in the event of a market disruption event as described in the Market Plus Notes product supplement.

NOTICE TO INVESTORS: THE NOTES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE ISSUER IS NOT NECESSARILY OBLIGATED TO REPAY THE FULL PRINCIPAL AMOUNT OF THE NOTES AT MATURITY, AND THE NOTES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE UNDERLYING EQUITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF UBS. YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER “KEY RISKS” BEGINNING ON PAGE 8 AND UNDER “RISK FACTORS” BEGINNING ON PAGE PS-15 OF THE MARKET PLUS NOTES PRODUCT SUPPLEMENT BEFORE PURCHASING ANY NOTES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY EFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES. YOU MAY LOSE SOME OR ALL OF YOUR INITIAL INVESTMENT IN THE NOTES.

Note Offering

We are offering Market Plus Notes linked to the shares of The Energy Select Sector SPDR® Fund.

Underlying Equity	Contingent Minimum Return	Initial Price	Knock-Out Buffer Amount	CUSIP	ISIN
The Energy Select Sector SPDR® Fund	0.50%	$74.50	25%	902674LP3	US902674LP34

See “Additional Information about UBS and the Notes” on page 2. The Notes will have the terms specified in the Market Plus Notes product supplement relating to the Notes, dated September 5, 2012, the accompanying prospectus and this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the product supplement, or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount(1)(2)	Proceeds to UBS AG
Per Note	$1,000.00	$12.50	$987.50
Total	$168,000.00	$2,100.00	$165,900.00
(1)	Certain fiduciary accounts will pay a purchase price of $987.50 per $1,000.00 principal amount of the Notes, and the placement agents, with respect to sales made to such accounts, will forgo any fees.
(2)	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents for the Notes, will receive a fee from the Issuer of $12.50 per $1,000 principal amount of the Notes, but will forgo any fees for sales to certain fiduciary accounts. The total fees represent the amount that the placement agents received from sales to accounts other than such fiduciary accounts.

J.P. Morgan Securities LLC	UBS Investment Bank

Pricing Supplement dated September 21, 2012

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the Notes for various securities we may offer, including the Notes), with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you the prospectus and the Market Plus Notes product supplement if you so request by calling toll-free 877-387-2275.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Product supplement for Market Plus Notes dated September 5, 2012: http://www.sec.gov/Archives/edgar/data/1114446/000139340112000293/c323023_690765-424b2.htm
♦	Prospectus dated January 11, 2012: http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this pricing supplement, “Notes” refer to the Market Plus Notes that are offered hereby, unless the context otherwise requires. Also, references to the “product supplement” mean the UBS product supplement titled “Market Plus Notes,” dated September 5, 2012, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012.

This pricing supplement, together with the documents listed above, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 8 and in “Risk Factors” in the accompanying product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax and other advisers before deciding to invest in the Notes.

Investor Suitability

The Notes may be suitable for you if:

♦	You fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
♦	You can tolerate a loss of all or a substantial portion of your investment and are willing to make an investment that may have the same downside market risk as the underlying equity.
♦	You believe the underlying equity will appreciate over the term of the Notes.
♦	You can tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the underlying equity.
♦	You do not seek current income from your investment.
♦	You are willing to invest in Notes with returns linked to the energy sector.
♦	You are willing to hold the Notes to maturity, a term of approximately 18 months, and accept that there may be little or no secondary market for the Notes.
♦	You are willing to assume the credit risk of UBS for all payments under the Notes, and understand that if UBS defaults on its obligations you may not receive any amounts due to you including any repayment of principal.

The Notes may not be suitable for you if:

♦	You do not fully understand the risks inherent in an investment in the Notes, including the risk of loss of your entire initial investment.
♦	You require an investment designed to guarantee a full return of principal at maturity.
♦	You cannot tolerate a loss of all or a substantial portion of your investment and are unwilling to make an investment that may have the same downside market risk as the underlying equity.
♦	You believe that the price of the underlying equity will decline during the term of the Notes and a knock-out event is likely to occur during the monitoring period.
♦	You cannot tolerate fluctuations in the price of the Notes prior to maturity that may be similar to or exceed the downside fluctuations in the price of the underlying equity.
♦	You seek current income from this investment.
♦	You are not willing to invest in Notes with returns linked to the energy sector.
♦	You are unable or unwilling to hold the Notes to maturity, a term of approximately 18 months, or you seek an investment for which there will be an active secondary market.
♦	You are not willing to assume the credit risk of UBS for all payments under the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page 8 of this pricing supplement for risks related to an investment in the Notes.

Final Terms

Issuer	UBS AG, London Branch
Principal Amount	$1,000 per Note
Term	Approximately 18 months.
Underlying Equity	The shares of The Energy Select Sector SPDR® Fund
Contingent Minimum Return	0.50%
Knock-Out Event	A knock-out event occurs if, on any trading day during the monitoring period, the underlying equity closing price is less than the initial price by more than the knock-out buffer amount.
Payment at Maturity (per Note)	If a knock-out event does not occur, you will receive a cash payment per Note equal to:
t if the underlying return is less than or equal to the contingent minimum return:
$1,000 + ($1,000 × Contingent Minimum Return)
t if the underlying return is greater than the contingent minimum return:
$1,000 + ($1,000 × Underlying Return)
If a knock-out event does occur, you will receive a cash payment per Note equal to:
$1,000 + ($1,000 × the Underlying Return)
If a knock-out event occurs, the contingent return feature is lost, and you will be fully exposed to any decline in the final price as compared to the initial price. As a result, you may lose some or all of your initial investment at maturity.
Underlying Return	Final Price — Initial Price Initial Price
Initial Price	$74.50, which is the closing price of the underlying equity on the trade date, as determined by the calculation agent.
Final Price	The closing price of the underlying equity on the observation date, as determined by the calculation agent.
Closing Price	On any trading day, the last reported sale price (or, in the case of NASDAQ, the official closing price) of the underlying equity during the principal trading session on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.
Knock-Out Buffer Amount	25%
Monitoring Period	The period starting on the trade date and ending on, and including, the observation date.

Determining Payment at Maturity

INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE NOTES, INCLUDING ANY REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF UBS. IF UBS WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Hypothetical Examples of How the Notes Might Perform at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	Approximately 18 months
Principal Amount:	$1,000 per Note
Initial Price:	$74.50
Knock-Out Buffer Amount:	25%
Contingent Minimum Return:	0.50%
*	The examples are provided for illustrative purposes only and are purely hypothetical. The numbers in the examples have been rounded for ease of analysis.

Scenario #1:  A Knock-Out Event Does Not Occur during the Monitoring Period.

In this scenario, the hypothetical Notes provide a minimum return equal to the contingent minimum return of 0.50% and participation in any positive underlying return in excess of the contingent minimum return.

Example 1:   The Final Price is $89.40 (an Underlying Return of 20%).

Because the underlying return of 20% is greater than the contingent minimum return of 0.50%, the investor would receive at maturity the principal amount of each Note plus an additional payment equal to the product of (i) the principal amount multiplied by (ii) the underlying return

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × underlying return) =
$1,000 + ($1,000 × 20%)
= $1,200

Investor would receive $1,200 at maturity for each Note for a total return on the Notes equal to the underlying return of 20%.

Example 2:  The Final Price is $74.57 (an Underlying Return of 0.10%).

Because the underlying return of 0.10% is less than the contingent minimum return of 0.50%, the investor would receive at maturity the principal amount of each Note plus an additional payment equal to the product of (i) the principal amount multiplied by (ii) the contingent minimum return.

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × contingent minimum return) =
$1,000 + ($1,000 × 0.50%)
= $1,005

Investor would receive $1,005 at maturity for each Note for a total return on the Notes equal to 0.50%.

Example 3:  The Final Price is $67.05 (an Underlying Return of -10%).

Because the underlying return of -10% is less than the contingent minimum return of 0.50%, the investor would receive at maturity the principal amount of each Note plus an additional payment equal to the product of (i) the principal amount multiplied by (ii) the contingent minimum return.

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × contingent minimum return) =
$1,000 + ($1,000 × 0.50%)
= $1,005

Investor would receive $1,005 at maturity for each Note for a total return on the Notes equal to the contingent return of 0.50%.

Scenario #2:  A Knock-Out Event Occurs During the Monitoring Period.

In this scenario, the contingent minimum return feature of the hypothetical Notes is lost, and your principal is fully exposed to any negative underlying return.

Example 1:  The Final Price is $100.58 (an Underlying Return of 35%).

At maturity, the investor will receive the principal amount of each Note plus an additional payment equal to the product of (i) the principal amount multiplied by the (ii) underlying return.

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × underlying return) =
$1,000 + ($1,000 × 35%)
= $1,350

Investor would receive $1,350 at maturity for each Note for a total return on the Notes equal to 35%.

Example 2:  The Final Price is $74.57 (an Underlying Return of 0.10%).

At maturity, the investor will receive the principal amount of each Note plus an additional payment equal to the product of (i) the principal amount multiplied by the (ii) underlying return:

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × underlying return) =
$1,000 + ($1,000 × 0.10%)
= $1,001

Investor would receive $1,001 at maturity for each Note for a total return on the Notes equal to 0.10% (the underlying return).

Example 3:  The Final Price is $63.33 (an Underlying Return of -15%).

At maturity, the investor will receive the principal amount of each Note reduced by the product of (i) the principal amount multiplied by the (ii) underlying return:

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × underlying return) =
$1,000 + ($1,000 × -15%)
= $850

Investor would receive $850 at maturity for each Note for a loss on the Notes equal to -15% (the underlying return).

Example 4:  The Final Price is $37.25 (an Underlying Return of -50%).

At maturity, the investor will receive the principal amount of each Note reduced by the product of (i) the principal amount multiplied by the (ii) underlying return:

At maturity, the investor will receive a cash payment per Note equal to:

principal amount + (principal amount × underlying return) =
$1,000 + ($1,000 × -50%)
= $500

Investor would receive $500 at maturity for each Note, for a loss on the Notes equal to -50% (the underlying return).

Accordingly, if a knock-out event occurs, you may lose some or all of your principal amount.

Hypothetical Return Table of the Notes at Maturity

The hypothetical return table below is based on the following assumptions*:

Term:	Approximately 18 months
Principal Amount:	$1,000 per Note
Initial Price:	$74.50
Knock-Out Buffer Amount:	25%
Contingent Minimum Return:	0.50%
*	The examples are provided for illustrative purposes only and are purely hypothetical. The numbers in the examples have been rounded for ease of analysis.

Underlying Equity		Knock-Out Event Does Not Occur		Knock-Out Event Occurs
Final Price	Underlying Return(1)	Payment at Maturity of the Notes	Total Return on the Notes	Payment at Maturity of the Notes	Total Return on the Notes
$111.75	50.00%	$1,500	50.00%	$1,500	50.00%
$108.03	45.00%	$1,450	45.00%	$1,450	45.00%
$104.30	40.00%	$1,400	40.00%	$1,400	40.00%
$100.58	35.00%	$1,350	35.00%	$1,350	35.00%
$96.85	30.00%	$1,300	30.00%	$1,300	30.00%
$93.13	25.00%	$1,250	25.00%	$1,250	25.00%
$89.40	20.00%	$1,200	20.00%	$1,200	20.00%
$85.68	15.00%	$1,150	15.00%	$1,150	15.00%
$74.87	0.50%	$1,005	0.50%	$1,005	0.50%
$74.57	0.10%	$1,005	0.50%	$1,001	0.10%
$74.50	0.00%	$1,005	0.50%	$1,000	0.00%
$70.78	-5.00%	$1,005	0.50%	$950	-5.00%
$67.05	-10.00%	$1,005	0.50%	$900	-10.00%
$63.33	-15.00%	$1,005	0.50%	$850	-15.00%
$59.60	-20.00%	$1,005	0.50%	$800	-20.00%
$55.88	-25.00%	$1,005	0.50%	$750	-25.00%
$52.15	-30.00%	n/a	n/a	$700	-30.00%
$48.43	-35.00%	n/a	n/a	$650	-35.00%
$44.70	-40.00%	n/a	n/a	$600	-40.00%
$40.98	-45.00%	n/a	n/a	$550	-45.00%
$37.25	-50.00%	n/a	n/a	$500	-50.00%
(1)	The hypothetical underlying return range is provided for illustrative purposes only. The actual underlying return may be below -50% and you therefore may lose up to 100% of your principal amount.

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

♦	Risk of loss at maturity — The Notes do not guarantee any return of principal at maturity. The return on the Notes depends on (i) whether a knock-out event occurs and (ii) the direction of and percentage change in the final price of the underlying equity relative to its initial price. If a knock-out event occurs, you will be fully exposed to any negative performance of the underlying equity on the observation date and you may lose some or all of your principal. Specifically, in such case, you will lose 1% (or a fraction thereof) of your principal at maturity for each 1% (or a fraction thereof) that the underlying return is less than zero.
♦	The contingent repayment of principal applies only at maturity — The contingent repayment of your principal is only available if a knock-out event does not occur and if you hold your Notes to maturity. If you are able to sell your Notes prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment even if a knock-out event has not occurred. You should be willing to hold your Notes to maturity.
♦	You will not be entitled to any contingent minimum return if a knock-out event occurs — The Notes are subject to daily closing price monitoring. As a result, if a knock-out event occurs, you will not be entitled to receive the contingent minimum return of 0.50% on the Notes and you will be fully exposed at maturity to any depreciation in the underlying equity. Under these circumstances, if the final price is less than the initial price, you will lose 1% of the principal amount of your investment for every 1% decrease in the final price as compared to the initial price. Under these circumstances, you may lose some or all of your investment at maturity and you will be fully exposed to any depreciation in the price of the underlying equity.
♦	No interest payments — UBS will not pay any interest with respect to the Notes.
♦	Credit risk of UBS — The Notes are unsubordinated, unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes and you could lose your entire initial investment.
♦	Market risk — The price of the underlying equity can rise or fall sharply due to factors specific to the underlying equity or the securities constituting the assets of the underlying equity. These factors may include price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general market volatility and levels, interest rates and economic and political conditions. You will lose some or all of your principal amount if (i) a knock-out event occurs and (ii) the underlying return is negative. We urge you to review financial and other information filed periodically by the underlying equity with the SEC.
♦	Owning the Notes is not the same as owning the underlying equity — Owning the Notes is not the same as owning the underlying equity. As a holder of the Notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the underlying equity would have.
♦	No assurance that the investment view implicit in the Notes will be successful — It is impossible to predict whether and the extent to which the price of the underlying equity will rise or fall. There can be no assurance that the price of the underlying equity will rise above the initial price or that a knock-out event will not occur. The price of the underlying equity will be influenced by complex and interrelated political, economic, financial and other factors that affect the underlying equity. You should be willing to accept the risks of owning equities in general and the underlying equity in particular, and the risk of losing some or all of your initial investment.
♦	The value of the underlying equity may not completely track the value of the securities in which such exchange traded fund invests — The underlying equity is an exchange traded fund, and although the trading characteristics and valuations of such underlying equity will usually mirror the characteristics and valuations of the securities in which such exchange traded fund invests, its value may not completely track the value of such securities. The value of the underlying equity will reflect transaction costs and fees that the securities in which that exchange traded fund invests do not have. In addition, although the underlying equity may be currently listed for trading on an exchange, there is no assurance that an active trading market will continue for such underlying equity or that there will be liquidity in the trading market.
♦	Fluctuation of NAV — The net asset value (the “NAV”) of an exchange traded fund may fluctuate with changes in the market value of such exchange traded fund’s securities holdings. The market prices of the underlying equity may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. In addition, the market price of the underlying equity may differ from its NAV per share; the underlying equity may trade at, above or below its NAV per share.
♦	Failure of the underlying equity to track the level of the underlying index — The underlying equity is an exchange traded fund. Such underlying equity is designed and intended to track the level of a specific index (an “underlying index”), but various factors, including fees and other transaction costs, may prevent the underlying equity from correlating exactly with changes in the level of such underlying index. Accordingly, the performance of the underlying equity may not be equal to the performance of its underlying index.

♦	There is no affiliation between UBS and the issuers of the constituent stocks of the underlying equity (the “underlying equity constituent stock issuers”), and UBS is not responsible for any disclosure by such issuers — We are not affiliated with the underlying equity constituent stock issuers. However, we and our affiliates may currently or from time to time in the future engage in business with the underlying equity constituent stock issuers. Nevertheless, neither we nor our affiliates assume any responsibility for the accuracy or the completeness of any information about the underlying equity or the underlying equity constituent stock issuers. You, as an investor in the Notes, should make your own investigation into the underlying equity and the underlying equity constituent stock issuers. The underlying equity constituent stock issuers are not involved in the Notes offered hereby in any way and have no obligation of any sort with respect to your Notes. The underlying equity constituent stock issuers have no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.
♦	The calculation agent can make adjustments that affect the payment to you at maturity — For certain corporate events affecting the underlying equity, the calculation agent may make adjustments to the initial price of the Notes. However, the calculation agent will not make an adjustment in response to all events that could affect the underlying equity. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made by the calculation agent. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in the product supplement as necessary to achieve an equitable result. Following a delisting or discontinuance of the underlying equity, the amount you receive at maturity may be based on a share of another exchange traded fund. The occurrence of these events and the consequent adjustments may materially and adversely affect the value of the Notes. For more information, see the section “General Terms of the Notes — Antidilution Adjustments” and “General Terms of the Notes — Delisting, Discontinuance or Modification of an ETF” in the product supplement. Regardless of any of the events discussed above, any payment on the Notes is subject to the creditworthiness of UBS.
♦	The shares of the companies held by the Energy Select Sector SPDR® Fund (“XLE Fund”) are linked to the performance of the energy sector, and adverse conditions in the energy sector may reduce your return on the Notes — All or substantially all of the equity securities tracked by the XLE Fund are issued by companies whose primary lines of business are directly associated with the energy sector. The profitability and stock prices of energy sector companies are affected by supply and demand both in their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending will likewise affect the performance of energy companies. In addition, securities of companies in the energy field are subject to swift price and supply fluctuations caused by events relating to energy conservation and the success of exploration projects. Weak demand for energy companies’ products or services or for energy products and services in general, as well as negative developments in other areas, would adversely impact the shares of companies held by the XLE Fund. As a result of these factors, the value of the Notes linked to the XLE Fund may be subject to greater volatility and be more adversely affected by economic, political, or regulatory events relating to the energy sector.
♦	The XLE Fund utilizes a passive indexing investment approach — The XLE Fund is not managed according to traditional methods of “active” investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the underlying equity, utilizing a “passive” or indexing investment approach, attempts to approximate the investment performance of its underlying index by investing in a portfolio of stocks that generally replicate such underlying index. Therefore, unless a specific stock is removed from the underlying index, the XLE Fund generally would not sell a stock because the stock’s issuer was in financial trouble. In addition, the XLE Fund is subject to the risk that the investment strategy of the XLE Fund’s investment adviser may not produce the intended results.
♦	The Notes are considered “hold to maturity” products. Generally, there is no liquid market for the Notes.
♦	There may be little or no secondary market for the Notes — The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. UBS Securities LLC and other affiliates of UBS may make a market in the Notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your Notes prior to maturity could be at a substantial discount from the issue price and to the intrinsic value of the product; and as a result, you may suffer substantial losses.
♦	Price of Notes prior to maturity — The market price of the Notes will be influenced by many unpredictable and interrelated factors, including the price of the underlying equity; the volatility of the underlying equity; the dividends paid on the underlying equity; the time remaining to the maturity of the Notes; interest rates in the markets in general; geopolitical conditions and economic, financial, political and regulatory, judicial or other events; and the creditworthiness of UBS.
♦	Impact of fees on the secondary market price of the Notes — Generally, the price of the Notes in the secondary market is likely to be lower than the issue price to public since the issue price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the underlying equity and/or over-the-counter options, futures or other instruments with returns linked to the performance of the underlying equity may adversely affect the performance and, therefore, the market value of the Notes.
♦	Potential conflict of interest — UBS and its affiliates may engage in business with the issuer of the underlying equity or trading activities related to the underlying equity, which may present a conflict between the interests of UBS and you, as a holder of the Notes. There are also potential conflicts of interest between you and the calculation agent, which will be an affiliate of UBS. The calculation agent will determine the underlying return and the payment at maturity of the Notes based on the closing price of the underlying equity on the observation date. The calculation agent can postpone the determination of the underlying return or the maturity date if a market disruption event occurs and is continuing on the observation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes and the underlying equity to which the Notes are linked.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax advisor about your own tax situation. See “What Are the Tax Consequences of the Notes” beginning on page 11.

What Are the Tax Consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in “Supplemental U.S. Tax Considerations” beginning on page PS-45 of the product supplement and discuss the tax consequences of your particular situation with your tax advisor.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Accordingly, the tax treatment of the Notes is uncertain. Pursuant to the terms of the Notes, UBS and you agree, in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid derivative contract with respect to the underlying equity. If your Notes are so treated, you should generally not accrue any income with respect to the Notes prior to sale, exchange or maturity of the Notes and you should generally recognize capital gain or loss upon the sale, exchange or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes in the manner described under “Supplemental U.S. Tax Considerations — Alternative Treatments” on page PS-47 of the product supplement.

In 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”) above should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and under “Supplemental U.S. Tax Considerations” on page PS-45 of the product supplement, unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes.

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized with respect to the Notes, to the extent of their net investment income that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their tax advisors with respect to their consequences with respect to the 3.8% Medicare tax.

Section 871(m) of the Code requires withholding (up to 30%, depending on the applicable treaty) on certain financial instruments to the extent that the payments or deemed payments on the financial instruments are contingent upon or determined by reference to U.S.-source dividends. Under proposed U.S. Treasury Department regulations, certain payments that are contingent upon or determined by reference to U.S. source dividends, including payments reflecting adjustments for extraordinary dividends, with respect to equity-linked instruments, including the Notes, may be treated as dividend equivalents. If enacted in their current form, the regulations may impose a withholding tax on payments made on the notes on or after January 1, 2014 that are treated as dividend equivalents. In that case, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld. Further, Non-U.S. Holders may be required to provide certifications prior to, or upon the sale, redemption or maturity of the notes in order to minimize or avoid U.S. withholding taxes.

Non-U.S. Holders — Additional Tax Considerations — Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2012 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the Notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to the Notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

Specified Foreign Financial Assets — Under recently enacted legislation, individuals that own “specified foreign financial assets” in excess of certain thresholds may be required to file information with respect to such assets with their tax returns, especially if such individuals hold such assets outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the Notes.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

The Energy Select Sector SPDR® Fund

We have derived all information contained herein regarding the Energy Select Sector SPDR® Fund (the “XLE Fund”) from publicly available information. Such information reflects the policies of, and is subject to changes by, SSgA Funds Management, Inc. the adviser of XLE Fund. UBS has not undertaken an independent review or due diligence of any publicly available information regarding the XLE Fund.

The XLE Fund is one of nine separate investment portfolios (each, a “Select Sector SPDR Fund”) that constitute The Select Sector SPDR® Trust. Each Select Sector SPDR Fund is an “index fund” that invests in a particular sector or group of industries represented by a specified Select Sector Index. The companies included in each Select Sector Index are selected on the basis of general industry classification from a universe of companies defined by the S&P 500® Index (“S&P 500”). The nine Select Sector Indexes upon which the Select Sector Funds are based together comprise all of the companies in the S&P 500. The XLE Fund seeks to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in the Energy Select Sector Index.

In seeking to track the performance of the Energy Select Sector Index, the XLE Fund employs a replication strategy, which means that the XLE Fund typically invests in substantially all of the securities represented in the Energy Select Sector Index in approximately the same proportions as the Energy Select Sector Index. Under normal market conditions, the XLE Fund generally invests substantially all, but at least 95%, of its total assets in the securities comprising the Energy Select Sector Index.

The Energy Select Sector Index includes companies from the following industries: oil, gas & consumable fuels and energy equipment & services. The Energy Select Sector Index is one of nine Select Sector Indexes developed and maintained in accordance with the following criteria: (1) each of the component securities in a Select Sector Index is a constituent company of the S&P 500 Index; (2) each stock in the S&P 500 Index is allocated to one and only one of the Select Sector Indexes; and (3) each Select Sector Index is calculated by the New York Stock Exchange’s Index Services Group using a modified “market capitalization” methodology.

As of June 30, 2012, ordinary operating expenses of the XLE Fund are expected accrue at an annual rate of 0.18% of the XLE Fund’s daily net asset value. Expenses of the XLE Fund reduce the net value of the assets held by the XLE Fund and, therefore, reduce the value of each share of the XLE Fund. As of June 30, 2012, the Energy SPDR Fund’s five largest company holdings include: Exxon Mobil Corporation (20.09%), Chevron Corporation (15.82%), Schlumberger Ltd. (6.72%), Occidental Petroleum Corporation (4.52%) and ConocoPhillips (3.89%).

Information filed by The Select Sector SPDR® Trust with the SEC under the Securities Exchange Act and the Investment Company Act can be found by reference to its SEC file number: 333-57791 and 811-08837. The XLE Fund’s website is
https://www.spdrs.com/product/fund.seam?ticker=XLE. Shares of the XLE Fund are listed on the NYSE Arca under ticker symbol “XLE.”

Information from outside sources is not incorporated by reference in, and should not be considered part of, this pricing supplement or any accompanying prospectus. UBS has not conducted any independent review or due diligence of any publicly available information with respect to the underlying equity.

Historical Information

The following table sets forth the quarterly high and low closing prices for the XLE Fund, based on the daily closing price as reported by Bloomberg Professional service (“Bloomberg”), without independent verification. UBS has not conducted any independent review or due diligence of publicly available information obtained from Bloomberg. The closing price of the XLE Fund on September 21, 2012 was $74.50. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2008	3/31/2008	$80.40	$67.27	$73.80
4/1/2008	6/30/2008	$90.25	$75.10	$88.36
7/1/2008	9/30/2008	$88.97	$61.65	$63.77
10/1/2008	12/31/2008	$62.36	$40.00	$47.84
1/2/2009	3/31/2009	$51.95	$38.12	$42.46
4/1/2009	6/30/2009	$53.95	$43.36	$48.07
7/1/2009	9/30/2009	$55.89	$44.52	$53.92
10/1/2009	12/31/2009	$59.76	$51.97	$57.01
1/4/2010	3/31/2010	$60.30	$53.74	$57.52
4/1/2010	6/30/2010	$62.07	$49.68	$49.68
7/1/2010	9/30/2010	$56.31	$49.38	$56.06
10/1/2010	12/31/2010	$68.25	$56.11	$68.25
1/3/2011	3/31/2011	$80.01	$67.78	$79.81
4/1/2011	6/30/2011	$80.44	$70.99	$75.35
7/1/2011	9/30/2011	$79.79	$58.59	$58.59
10/3/2011	12/30/2011	$73.04	$56.55	$69.13
1/3/2012	3/30/2012	$76.29	$69.46	$71.73
4/2/2012	6/29/2012	$72.42	$62.00	$66.37
7/2/2012*	9/21/2012*	$76.57	$64.96	$74.50
*	As of the date of this pricing supplement, available information for the third calendar quarter of 2012 includes data for the period from July 2, 2012 through September 21, 2012. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2012.

The graph below illustrates the performance of the XLE Fund from August 19, 2002 through September 21, 2012, based on information from Bloomberg. The dotted line represents the price of $55.88 determined by reference to the knock-out buffer amount of 25% based upon the closing price of the XLE Fund on September 21, 2012. A knock-out event will occur if the closing price is below the initial price by more than the knock-out buffer amount on any trading day during the monitoring period. Past performance of the underlying equity is not indicative of the future performance of the underlying equity.

Supplemental Plan of Distribution

We have agreed to sell to JP Morgan Chase Bank, N.A., J.P. Morgan Securities LLC and their affiliates (the “Agents”) and the Agents have agreed to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this pricing supplement, the document filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agents intend to resell the Notes to securities dealers at a discount from the price to public up to the underwriting discount set forth on the cover of this pricing supplement.

Each Agent may be deemed to be an “underwriter” within the Securities Act of 1933 (the “Securities Act”). We have agreed to indemnify the Agents against certain liabilities, including liabilities under the Securities Act.